UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2018.
Commission File Number 001-38252
_______________________________________ Spark Networks SE ________________________________________
(Translation of registrant’s name into English)

___________________________________ Kohlfurter Straße 41/43, Berlin 10999, Germany_______________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spark Networks SE

Date:	August 30, 2018	By:	/s/ Robert W. O'Hare
Robert W. O'Hare
Chief Financial Officer

Table of Contents
Spark Networks SE
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
FOR THE SIX MONTHS ENDED JUNE 30, 2018
INDEX

Management Discussion and Analysis

The information contained in this section should be read in conjunction with our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2018 and the related notes that are included in this report, and our audited consolidated financial statements for the year ended December 31, 2017 and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”), filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2018, as amended. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. As used herein, and unless the context suggests otherwise, the terms “the Company,” “Group,” “Spark Networks,” “we,” “us” or “our” refer to Spark Networks SE and its consolidated subsidiaries.

Cautionary Statement Regarding Forward Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and Spark Networks does not assume any duty to update forward-looking statements except as required by law. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to the risks identified in the section titled “Risk Factors” in the 2017 Form 20-F and in our other reports filed with the SEC from time to time.

A.    Operating results.

Overview

The American Depository Shares ("ADSs") of Spark Networks SE, each representing one-tenth of an ordinary share, €1.00 nominal value per share, of Spark Networks SE, are traded on the NYSE American under the ticker symbol “LOV.” We are a leading global operator of premium online dating sites and mobile applications. Our focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since our inception, we have had more than 40 million users register with our dating platforms (which includes inactive accounts). We currently operate one or more of our brands in 29 countries.

Our ability to compete effectively will depend upon our ability to address the needs of our members and paying subscribers, on the timely introduction and performance of innovative features and services associated with our brands, and our ability to respond to services and features introduced by competitors. We must also achieve these objectives within the parameters of our consolidated and operating segment profitability targets. We are focused on enhancing and augmenting our portfolio of services while also continuing to improve the efficiency and effectiveness of our operations. We believe we have sufficient cash resources on hand to accomplish the enhancements currently contemplated.

On September 30, 2016, we completed the Samadhi Acquisition, whereby Affinitas GmbH (“Affinitas”) acquired all the outstanding shares of Samadhi, an unrelated third party and owner of the Attractive World platform, which operates in the French market. As of the date of the Samadhi Acquisition, Samadhi became a wholly owned subsidiary of Affinitas.

On November 2, 2017, we completed the merger of Spark Networks, Inc. (“Spark”) and Affinitas in a stock-for-stock transaction (the “Affinitas / Spark Merger”). We believe that this combination creates one of the world’s premier online dating platforms, leveraging our leading, complementary brands. Our portfolio of strong brands and improved financial strength positions us to deliver a superior user experience to our customers and drive long-term value to shareholders.

Critical Accounting Policies and Estimates

With the exception of the standards, interpretations, and amendments of standards and interpretations that are effective for the first time in the financial year, mainly IFRS 15 Revenue with Contracts with Customers and IFRS 9 Financial Instruments, there were no significant changes to our critical accounting policies during the six months ended June 30, 2018, as compared to those policies disclosed in the 2017 Form 20-F.

Segment Information

Segment reporting requires the use of the management approach in determining the reportable operating segments. The management approach considers the internal organization and reporting used by Spark Networks’ chief operating decision maker for making operating decisions and assessing performance. Spark Networks’ internal financial reporting includes separate data for each country, and all countries other than the United States and Canada (together, “North America”) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. Spark Networks reports two separate reportable segments: (1) North America, which consists of Spark Networks’ operations in the United States and Canada; and (2) International, which consists of all other operations except for the United States and Canada.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to Spark Networks’ integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, Spark Networks does not measure operating profit or loss by segment for internal reporting purposes.
Results of Operations
The following is a more detailed discussion of our financial condition and results of operations for the periods presented. Results of operations for periods after November 2, 2017 reflect the close of the Affinitas / Spark Merger. The inclusion of Spark results following the Affinitas / Spark Merger will affect the comparability of pre-merger periods.

	Six months ended June 30,
(in € thousands)	2018	2017

Revenue	53,014	42,116
Cost of revenue	(37,350)	(29,039)
Gross profit	15,664	13,077
Other income	24	49
Other operating expenses	(17,511)	(15,100)
Sales and marketing expenses	(2,457)	(2,765)
Customer service expenses	(2,348)	(2,195)
Technical operations and development expenses	(3,374)	(2,764)
General and administrative expenses	(9,332)	(7,376)
Operating loss	(1,823)	(1,974)
Interest income and similar income	214	73
Interest expense and similar charges	(778)	(419)
Net finance expenses	(564)	(346)
Loss before taxes	(2,387)	(2,320)
Income tax benefit	1,240	616
Net loss	(1,147)	(1,704)

The following table presents certain selected information and Adjusted EBITDA(1) for the periods presented:

	Six months ended June 30,
(in € thousands)	2018	2017
Net loss	(1,147)	(1,704)
Net finance expenses	564	346
Income tax benefit	(1,240)	(616)
Depreciation and amortization	1,637	1,505
Impairment of intangibles	—	25
Share-based compensation	1,777	376
Non-recurring costs	841	2,438
Adjusted EBITDA(1)	2,432	2,370

	Six months ended June 30,
Summary of non-recurring costs (in € thousands)	2018	2017
Contract liabilities write-offs	289	—
Transaction and advisory fees	264	2,335
Merger integration costs	14	—
Severance costs	274	103
Total adjustments	841	2,438
(1) Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, non-cash currency translation adjustments and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net (loss) / profit (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

The following table presents our historical operating results as a percentage of revenue for the periods presented:

	Six months ended June 30,
	2018	2017
Revenue	100.0%	100.0%
Cost of revenue	(70.5)	(69.0)
Gross profit	29.5	31.0
Other income	—	0.1
Other operating expenses	(33.0)	(35.9)
Sales and marketing expenses	(4.6)	(6.6)
Customer service expenses	(4.4)	(5.2)
Technical operations and development expenses	(6.4)	(6.6)
General and administrative expenses	(17.6)	(17.5)
Operating loss	(3.5)	(4.8)
Interest income and similar income	0.4	0.2
Interest expense and similar charges	(1.5)	(1.0)
Net finance expenses	(1.1)	(0.8)
Loss before taxes	(4.6)	(5.6)
Income tax benefit	2.3	1.5
Net loss	(2.3)%	(4.1)%

Unaudited pro forma financial information
The unaudited pro forma financial information in the table below presents the combined results of the Company and Spark as if the Affinitas / Spark Merger had occurred on January 1, 2017. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only. This presentation is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2017.
For the six months ended June 30, 2017, pro forma adjustments include a net increase in depreciation and amortization expense of €105 thousand and the exclusion of transaction related costs of €4,647 thousand as they are one-time in nature and will not have a continuing impact on operations. The post-tax impact to net loss resulting from the pro forma adjustments applied in 2017 assumes a 40% rate.

	Six months ended June 30,
(in € thousands)	2018 (actual)	2017 (pro forma)
Revenue	53,014	54,915
Net loss	(1,147)	(3,454)

The following table presents certain selected information and Adjusted EBITDA for the periods presented:

	Six months ended June 30,
(in € thousands)	2018 (actual)	2017 (pro forma)
Net loss	(1,147)	(3,454)
Net finance expenses	564	33
Income tax benefit	(1,240)	1,285
Depreciation and amortization	1,637	4,784
Impairment of intangibles	—	47
Share-based compensation	1,777	691
Non-recurring costs	841	103
Adjusted EBITDA	2,432	3,489

	Six months ended June 30,
Summary of non-recurring costs (in € thousands)	2018 (actual)	2017 (pro forma)
Contract liabilities write-offs	289	—
Transaction and advisory fees	264	—
Merger integration costs	14	—
Severance costs	274	103
Total adjustments	841	103
Revenue during the six months ended June 30, 2018 decreased by 3.5% to €53,014 thousand compared to unaudited pro forma revenue of €54,915 thousand during the six months ended June 30, 2017. Revenue in 2018 reflects a reduction during this period of €289 thousand due to the write-off of contract liabilities related to the Affinitas / Spark Merger.
Net loss during the six months ended June 30, 2018 decreased by €2,307 thousand to €1,147 thousand compared to the unaudited pro forma net loss of €3,454 thousand during the six months ended June 30, 2017. The decrease was the result of reductions to personnel and professional services fees following the Affinitas / Spark Merger.
Adjusted EBITDA during the six months ended June 30, 2018 decreased by €1,057 thousand to €2,432 thousand compared to unaudited pro forma adjusted EBTIDA of €3,489 thousand during the six months ended June 30, 2017. The decrease was primarily attributable to a €6,722 thousand of direct marketing investment in SilverSingles following its December 2017 launch.

Key Business Metrics
Spark Networks regularly reviews certain operating metrics in order to evaluate the effectiveness of its operating strategies and monitor the financial performance of its business. The key business metrics that Spark Networks utilizes include the following:
Total Registrations:
Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.
Average Paying Subscribers:
Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

Monthly ARPU:
Monthly ARPU represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.
Contribution:
Contribution is defined as revenue, net of credits, less direct marketing.
Direct Marketing:
Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group’s Consolidated Statement of Comprehensive (Loss)/Income.
Unaudited selected statistical information regarding the key business metrics described above for Spark Networks’ reportable segments is shown in the table below.

	Six months ended June 30,
	2018	2017
# of Registrations
North America	2,133,705	1,055,581
International	3,218,816	3,066,511
Total # of Registrations	5,352,521	4,122,092

Average Paying Subscribers
North America	178,101	69,953
International	310,923	294,872
Total Average Paying Subscribers	489,024	364,825

Monthly ARPU
North America	€21.47	€26.58
International	€16.12	€17.50
Total Monthly ARPU	€18.07	€19.24

Total Net Revenue
North America	€22,939	€11,155
International	€30,075	€30,961
Total Net Revenue	€53,014	€42,116

Direct Marketing
North America	€14,585	€9,395
International	€18,000	€18,095
Total Direct Marketing	€32,585	€27,490

Contribution
North America	€8,354	€1,760
International	€12,075	€12,866
Total Contribution	€20,429	€14,626

During the six months ended June 30, 2018, 5,353 thousand new members registered to Spark Networks’ platforms, compared to 4,122 thousand new members during the six months ended June 30, 2017. The 29.8% total increase in new registrations is mainly due to new registrations in the North America segment with 2,134 thousand registrations compared to 1,056 thousand during the comparative period in the previous year. The increase in the North America segment was primarily due to increased direct marketing efforts and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017. Registrations in the six months ended June 30, 2018 include 514 thousand new registrations in North America and 31 thousand new International registrations from the Spark brands.
Average paying subscribers increased by 34.0% to 489,024 during the six months ended June 30, 2018, compared to 364,825 during the six months ended June 30, 2017. Average paying subscribers for the North America segment increased by 154.6% to 178,101 during the six months ended June 30, 2018, compared to 69,953 during the six months ended June 30, 2017. The increase was primarily the result of the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017 and increased marketing efforts in North America. Average paying subscribers in the North America segment from the Spark brands accounted for 79.2% of the increase relative to the prior year period. Average paying subscribers in the International segment increased by 5.4% to 310,923 during the six months ended June 30, 2018, compared to 294,872 during the six months ended June 30, 2017. Average paying subscribers in the International segment from the Spark brands accounted for 24.2% of the increase relative to the prior year period.
Monthly ARPU decreased by 6.1% to €18.07 during the six months ended June 30, 2018, compared to €19.24 during the six months ended June 30, 2017. The decrease was primarily driven by the North America segment. Monthly ARPU of the North America segment decreased by 19.2% to €21.47 during the six months ended June 30, 2018 compared to €26.58 during the six months ended June 30, 2017. Monthly ARPU for the North America segment from the Spark brands accounted for 46.6% of the decrease relative to the prior year period. Monthly ARPU within the International segment decreased by 7.9% to €16.12 during the six months ended June 30, 2018 compared to €17.50 during the six months ended June 30, 2017. Monthly ARPU is lower in the International segment than in the North America segment primarily because the segment includes Eastern European countries in which subscription fees are significantly lower than Spark Networks' overall average. The proportion of Eastern European customers within the International segment increased in 2018, contributing to the modest decrease in International segment ARPU. Monthly ARPU for the International segment from the Spark brands accounted for 5.7% of the decrease relative to the prior year period.

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Revenue. 99% of Spark Networks' revenue for the six months ended June 30, 2018 and 2017 was derived from subscription fees. Revenue is presented net of refunds and gross of chargebacks. Spark Networks' subscriptions are offered in durations of varying length (typically three, six, twelve or twenty-four months). Following their initial terms, most subscriptions renew automatically until subscribers terminate them.

Revenue during the six months ended June 30, 2018, increased by 25.9% to €53,014 thousand from €42,116 thousand during the six months ended June 30, 2017. The growth was attributable to the 34.0% increase in the number of average paying subscribers offset by the 6.1% decrease in Monthly ARPU. Spark contributed €9,948 thousand, or 91.3%, of the revenue increase through the addition of Jdate, JSwipe and Christian Mingle following the close of the Affinitas / Spark Merger in November 2017. Spark revenue in the period was reduced by a €289 thousand write-off of contract liabilities related to the Affinitas / Spark Merger.

During the six months ended June 30, 2018, revenue in Spark Networks’ North America segment increased by 105.6% from €11,155 thousand during the six months ended June 30, 2017 to €22,939 thousand, mainly due to the addition of Jdate, JSwipe and Christian Mingle following the Affinitas / Spark Merger in November 2017. Revenue for the North America segment from the Spark brands accounted for 82.5% of the increase relative to the prior year period. During the six months ended June 30, 2018, revenue in Spark Networks’ International segment decreased by 2.9% from €30,961 thousand during the six months ended June 30, 2017 to €30,075 thousand due to decreased direct marketing efforts in these markets. Spark contributed €231 thousand to revenue for the International segment following the Affinitas / Spark Merger in November 2017.

Cost of revenue. Cost of revenue consists primarily of direct marketing costs, data center expenses, credit card fees and mobile application processing fees. Cost of revenue increased by 28.6% to €37,350 thousand during the six months ended June 30, 2018, compared to €29,039 thousand during the six months ended June 30, 2017. Spark contributed €3,649 thousand, or 43.9%, of the period over period increase due to the addition of Jdate, JSwipe and Christian Mingle following the Affinitas / Spark Merger in November 2017. The increase in cost of revenue was primarily attributable to a €6,722 thousand increase in direct marketing for SilverSingles. Additionally, mobile application processing fees increased by €1,067 thousand as a result of the addition of Jdate, JSwipe and Christian Mingle, which generate a higher proportion of revenue from the Apple App Store and the Google Play Store. Subscriptions sold through these app stores incur a commission equal to 30% of revenue.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research and amortization of sales related intangible assets. Sales and marketing expenses decreased by 11.1% to €2,457 thousand during the six months ended June 30, 2018, as compared to €2,765 thousand during the six months ended June 30, 2017. The decrease was primarily attributable to reduced termination benefits following the reduction in workforce within Samadhi in early 2017.

Customer service expenses. Customer service expenses consist primarily of personnel costs and third party service fees associated with Spark’s customer service centers. The members of Spark Networks’ customer service team primarily respond to billing questions, detect and eliminate suspected fraudulent activity, and address site usage and dating questions from Spark Networks’ members. Customer service expenses increased by 7.0% from €2,195 thousand during the six months ended June 30, 2017 to €2,348 thousand during the six months ended June 30, 2018. The increase was mainly attributable to increased customer support staffing to support the newly acquired Spark brands and the December 2017 launch of SilverSingles.

Technical operations and development expenses. Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ new and existing technology platforms. Technical operations and development expenses increased by 22.1% from €2,764 thousand during the six months ended June 30, 2017 to €3,374 thousand during the six months ended June 30, 2018. The increase is mainly due to increased personnel expenses incurred to facilitate the development of new internal systems and insure the transition of technological oversight of the Spark tools and systems from the US based development team to the development team in Berlin. Further, expenses also increased as a result of higher average salaries in the department and an increase in depreciation and amortization mainly as a result of the amortization expense on internally generated intangible assets.

General and administrative expenses. General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. General and administrative expenses increased by 26.5% to €9,332 thousand for the six months ended June 30, 2018, compared to €7,376 thousand for the six months ended June 30, 2017. The increase was due to higher bad debt expenses and write-offs of receivables and an increase in personnel expenses and related overhead resulting from the increased headcount following the Affinitas / Spark Merger. The increase was partially offset by write-offs of restructuring provisions for the restructuring of Samadhi.

Net finance expenses. Net finance expenses consist primarily of interest income and expenses and foreign exchange gains and losses. Net finance expenses increased to €564 thousand for the six months ended June 30, 2018, compared to €346 thousand for the six months ended June 30, 2017. The increase was mainly due to the early termination fee of €307 thousand that was paid in March 2018 pursuant to the Termination Agreement (as defined below) and interest expense of €108 thousand recognized on the Term Loan Facility entered into on March 15, 2018. The increase in net finance expense was offset by a €70 thousand gain on a related party loan receivable.

Income tax benefit. Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual effective tax rate used for the six months ended June 30, 2018 is 21.2%, compared to 26.6% for the six months ended June 30, 2017. The decrease is driven by the addition of Spark, which was acquired on November 2, 2017. Spark has an estimated average annual effective tax rate of 1.2%, primarily related to tax-deductible goodwill amortization as well as state taxes and foreign withholding tax expense. Income tax benefit for the six months ended June 30, 2018 was €1,240 thousand compared to €616 thousand for the six months ended June 30, 2017. The income tax benefit is affected by specific items that were treated separately in the calculation of income tax expenses, mainly an income tax benefit of €739 thousand related to federal Alternative Minimum Tax Credit Carryforwards in the United States that are now refundable following enactment of the Tax Cuts and Jobs Act on December 22, 2017.

Total comprehensive loss and comprehensive income per share. Total comprehensive loss was €320 thousand for the six months ended June 30, 2018, compared to a total comprehensive loss of €1,704 thousand for the six months ended June 30, 2017. The decrease in total comprehensive loss and total comprehensive loss per share was primarily due to the income tax benefit realized during the six months ended June 30, 2018.

Liquidity and capital resources

Spark Networks’ ongoing liquidity requirements arise primarily from working capital needs, development requirements and the repayment of debt and other shareholder obligations. In addition, Spark Networks may use liquidity to fund acquisitions, or make other investments. Sources of liquidity are cash balances and cash flows from operations and, from time to time, Spark Networks may obtain additional liquidity through the issuance of equity or debt. As of June 30, 2018, Spark Networks had cash and cash equivalents of €8,053 thousand.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and contractual obligations for at least the next 12 months. We do not anticipate requiring additional capital; however, if required or desirable, we may utilize our Revolving Credit Facility (as defined below), or raise additional debt or issue additional equity in the private or public markets. As of June 30, 2018, Spark Networks had €10,000 thousand of undrawn availability on its multicurrency Revolving Credit Facility.

Cash Flows

The following table summarizes Spark Networks´ cash flows for the periods presented:

	Six months ended June 30,
(in € thousands)	2018	2017
Net cash inflow (outflow) from operating activities	(738)	1,409
Cash inflow (outflow) from investing activities	(1,699)	(1,746)
Cash inflow (outflow) from financing activities	2,164	(1,005)
Net change in cash and cash equivalents	(273)	(1,342)

Operating Activities

During the six months ended June 30, 2018, net cash outflow was €738 thousand, primarily resulting from Spark Networks’ net loss of €1,147 thousand and interest payments of €221 thousand, offset by non-cash charges of €3,908 thousand and cash decreases from operating assets and liabilities of €3,278 thousand. Net cash used in operating assets and liabilities for the six months ended June 30, 2018, consisted primarily of a €3,585 thousand decrease in other working capital and a €858 thousand increase in contract liabilities, offset by a €573 thousand change in tax positions and a €62 thousand change in provisions. The decrease in other working capital resulted from a €2.0 million payable relating to the termination of a multi-year agreement with PEAK6.

Investing Activities

During the six months ended June 30, 2018, cash outflow from investing activities was €1,699 thousand, as the result of capitalized software of €1,473 thousand and purchases of fixed assets of €226 thousand.

Financing Activities

During the six months ended June 30, 2018, cash inflow from financing activities was €2,164 thousand as a result of €13,912 thousand in net proceeds from bank loans, €139 thousand in proceeds from the exercise of stock options, €6,157 thousand in shareholder loan repayments, and cash merger consideration payments to Affinitas shareholders of €5,730 thousand.

Inflation

Spark Networks believes that any effect of inflation at current levels will be minimal. Historically, Spark Networks has been able to increase prices at a rate equal to or greater than that of inflation and believes that it will continue to be able to do so for the foreseeable future.

Loan Agreement
On March 15, 2018, Spark Networks Services GmbH (f/k/a Affinitas GmbH), a limited liability company incorporated under the laws of Germany (“Affinitas”), and wholly-owned subsidiary of Spark Networks SE, entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement dated as of September 2016 (the “Loan Agreement”), by and among Affinitas and certain persons and entities, including certain of its stockholders and officers, named as lenders thereunder (the “Lenders”), pursuant to which the Lenders had granted Affinitas certain loans with an interest rate of 8% per annum maturing on June 30, 2018 (the “Type A Loans”) and certain loans with an interest rate of 9% per annum maturing on March 31, 2019 (the “Type B Loans”) in an aggregate principal amount of €5,850 thousand (€1,850 thousand of which is under the Type A Loans and €4,000 thousand of which is under the Type B Loans). Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5,850 thousand, the parties agreed to an early termination fee of €307 thousand, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40 thousand under the Loan Agreement was paid in full for the month of March 2018. All payments under the Termination Agreement were made on or before March 31, 2018.
On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25,000 thousand Senior Facilities Agreement. The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15,000 thousand (the “Term Loan Facility”) and a multicurrency revolving credit facility in an aggregate amount equal to €10,000 thousand (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). In addition, subject to the terms and conditions of the Senior Facilities Agreement, including compliance with certain financial covenants, Spark Networks may incur additional incremental facilities in an aggregate amount of up to €35,000 thousand.
Borrowings under the Facilities bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.5% to 3.0% to be determined based on the net leverage ratio (as defined in the Facilities) for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin and interest rate in effect for borrowings under the Term Loan Facility as of June 30, 2018 is 2.5%.
In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.60% per annum, and the Revolving Credit Facility currently has €10,000 thousand of undrawn availability.
Upon closing, a one-time facility fee of €150 thousand was payable, of which €90 thousand was allocated to the Term Loan Facility and €60 thousand was allocated to the Revolving Credit Facility. The facility fee on the Term Loan Facility is reflected as a debt discount and is deducted from the carrying value of the borrowings and amortized using the effective interest method. The facility fee on the Revolving Credit Facility is capitalized as a prepayment and amortized through the maturity of the Facilities on March 31, 2022. The facility fee is amortized to Interest expense and similar charges in the Consolidated Statements of Operations and Comprehensive Loss.

The Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's ability and the ability of its subsidiaries to: incur additional indebtedness, create liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions and make share repurchases, make certain acquisitions, engage in certain transactions with affiliates, and change lines of business.
In addition, the Facilities require the following financial covenants to be maintained: (i) a fixed charge coverage ratio (as defined in the Facilities) of no less than 1:25 to 1:00 (other than for the first quarter of 2019 when it shall be no less than 1.10 to 1.00), (ii) a net leverage ratio of no greater than 2.50 to 1.00 (declining to 2.25 to 1.00 for 12-month periods ending June 30, 2019, September 30, 2019, December 31, 2019, and March 31, 2020, and declining further to 2.00 to 1.00 for 12-month periods ending June 30, 2020 and thereafter), and (iii) a minimum liquidity threshold of €5,000 thousand until March 31, 2019, consisting of available cash funds and availability under the Revolving Credit Facility. The Facilities also contain certain customary affirmative covenants and events of default, including a change of control. Spark Networks is in compliance with all of its debt covenants as of June 30, 2018.
The Term Loan Facility amortizes in equal quarterly installments of €938 thousand commencing on June 29, 2018, while principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity. As of June 30, 2018, the outstanding principal balance of the Term Loan Facility is €13,973 thousand, and there were no outstanding borrowings under the Revolving Credit Facility.
Research and development, patents and licenses, etc.
As of June 30, 2018, we had two issued U.S. patents and no pending patent applications in the United States.
Investing in product and development initiatives is a key part of our strategy. We are currently developing a new, scalable and unified technology platform that will support the Company’s future growth. Our new platform will be architected and built with a particular emphasis on supporting the mobile applications that many of our members utilize to access our products. With a single, shared platform to power our sites, we expect to share liquidity across brands, reduce the time and resources required to launch new brands or integrate potential acquisitions, and quickly adopt new features, trends and consumer preferences. We expect to launch our new technology platform in 2019.
Implementing new systems carries substantial risk, including implementation delays, cost overruns, disruption of operations, potential loss of data or information, and lower customer satisfaction resulting in lost customers or sales, many of which are outside Spark Networks’ control. If Spark Networks does not implement this platform successfully, its ability to perform key business processes could be disrupted and its financial performance could be adversely affected. Currently, Spark Networks believes it has sufficient cash resources on hand to accomplish the enhancements contemplated.

Trend information.
Spark Networks’ performance each year is affected by the ability to attract and retain paying subscribers, particularly within the North American market. In recent years, we have grown our North American market share through (i) the introduction of established European brands like EliteSingles, (ii) the launch of new brands like SilverSingles, and (iii) acquiring established North American brands like Jdate, JSwipe and Christian Mingle. Going forward, we expect to continue to allocate significant capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands.
Additionally, as mentioned above, Spark Networks is currently in the process of developing a new technology platform.
Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2018 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-balance sheet arrangements.
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually, narrow or limited purposes. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” on page 1 of this report.

Spark Networks SE
Unaudited Consolidated Balance Sheets
(in € thousands)

	Note	June 30, 2018	December 31, 2017
ASSETS
Non-current assets		49,163	47,148
Intangible assets	4.1	35,772	35,136
Internally generated software		3,083	3,503
Licenses and domains		138	128
Brands and trademarks		4,918	4,917
Intangible assets under development		2,291	1,090
Other intangible assets		1,586	2,314
Goodwill		23,756	23,184
Property, plant and equipment	4.2	2,194	2,082
Leasehold improvements		157	186
Other and office equipment		346	373
Property, plant and equipment under construction		1,691	1,523
Other non-current financial assets	6.1	94	23
Other non-current non-financial assets		41	—
Non-current tax receivable		440	—
Deferred tax assets		10,622	9,907
Current assets		22,119	22,034
Current trade and other receivables		13,683	13,820
Trade receivables	6.1	6,589	6,814
Other current financial assets	6.1	2,725	3,156
Other assets		4,369	3,850
Current tax receivable		383	—
Cash and cash equivalents	6.1	8,053	8,214
TOTAL ASSETS		71,282	69,182
SHAREHOLDER'S EQUITY AND LIABILITIES
Shareholder's equity	4.3	21,076	19,477
Subscribed capital		1,317	1,317
Capital reserves		49,019	48,877
Share-based payment reserve	3.4	4,524	2,747
Accumulated deficit		(33,728)	(32,581)
Accumulated other comprehensive income		(56)	(883)
Non-current liabilities		10,927	765
Non-current borrowings	4.6	10,129	—
Other non-current provisions	4.4	17	17
Other non-current financial liabilities	6.1	25	—
Deferred tax liabilities		745	725
Non-current contract liabilities		11	23
Current liabilities		39,279	48,940
Current borrowings	4.6	3,873	5,850
Other current provisions	4.4	1,126	1,159
Current trade and other payables		12,568	21,291
Trade payables	6.1	10,177	11,489
Other current financial liabilities	6.1	442	6,515
Other liabilities		1,949	3,287
Current income tax liabilities		409	286
Current contract liabilities		21,303	20,354
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES		71,282	69,182

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statements of Operations and Comprehensive Loss
(in € thousands, except per share data)

		Six months ended June 30,
	Note	2018	2017

Revenue	3.3	53,014	42,116
Cost of revenue		(37,350)	(29,039)
Gross profit		15,664	13,077
Other income		24	49
Other operating expenses		(17,511)	(15,100)
Sales and marketing expenses		(2,457)	(2,765)
Customer service expenses		(2,348)	(2,195)
Technical operations and development expenses		(3,374)	(2,764)
General and administrative expenses		(9,332)	(7,376)
Operating loss		(1,823)	(1,974)
Interest income and similar income		214	73
Interest expense and similar charges		(778)	(419)
Net finance expenses		(564)	(346)
Loss before taxes		(2,387)	(2,320)
Income tax benefit	3.5	1,240	616
Net loss		(1,147)	(1,704)
Other comprehensive income		827	—
Total comprehensive loss		(320)	(1,704)
Net (loss) earnings per share
Basic (loss) earnings per share (€)	3.6	(0.89)	(68.16)
Diluted (loss) earnings per share (€)	3.6	(0.89)	(68.16)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statement of Shareholder’s Equity
(in € thousands)

			Capital reserves
	Note	Subscribed capital	Treasury share reserves	Other capital reserves	Share-based payment reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholder's equity
Balance as of January 1, 2017	4.3	25		—	2,259	(27,007)	—	(24,723)
Net loss		—	—	—	—	(1,704)	—	(1,704)
Total comprehensive loss		—	—	—	—	(1,704)	—	(1,704)
Share-based compensation	3.4	—	—	—	376	—	—	376
Balance as of June 30, 2017	4.3	25	—	—	2,635	(28,711)	—	(26,051)

Balance as of January 1, 2018	4.3	1,317	(24)	48,901	2,747	(32,581)	(883)	19,477
Net loss		—	—	—	—	(1,147)	—	(1,147)
Currency translation adjustment		—	—	—	—	—	827	827
Total comprehensive loss		—	—	—	—	(1,147)	827	(320)
Issuance of new shares	4.3	—	2	140	—	—	—	142
Share-based compensation	3.4	—	—	—	1,777	—	—	1,777
Balance as of June 30, 2018	4.3	1,317	(22)	49,041	4,524	(33,728)	(56)	21,076

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statements of Cash Flow
(in € thousands)

		Six months ended June 30,
	Note	2018	2017
Net loss		(1,147)	(1,704)
Non-cash items:
Depreciation of property, plant, and equipment	4.2	116	98
Amortization of intangible assets	4.1	1,521	1,407
Impairment of intangible assets		—	25
Net finance expenses		564	346
Foreign currency gains and losses		(70)	(85)
Share-based compensation	3.4	1,777	376
Change in operating assets and liabilities:
Change in contract liabilities		858	322
Changes in tax positions	3.5	(573)	(712)
Change in provisions	4.4	(62)	(639)
Change in other operating assets and liabilities		84	17
Changes in working capital:
Change in current trade and other receivables		(629)	421
Change in current trade and other payables		(2,956)	1,798
Cash inflow (outflow) from operating activities		(517)	1,670
Interest paid		(221)	(261)
Net cash inflow (outflow) from operating activities		(738)	1,409
Expenditure for investments in intangible assets	4.1	(1,473)	(728)
Expenditure for investments in property, plant and equipment	4.2	(226)	(973)
Settlement of contingent consideration in connection with a business combination		—	(295)
Proceeds from the disposal of discontinued operations		—	250
Cash inflow (outflow) from investing activities		(1,699)	(1,746)
Proceeds from stock option exercises		139	—
Proceeds from bank loans	4.6	14,910	—
Repayment of bank loans	4.6	(938)	(5)
Settlement of deferred compensation in connection with a business combination		—	(1,000)
Payments directly related to loan facility	4.6	(60)	—
Repayment of shareholder loans		(6,157)	—
Cash merger consideration payments to Affinitas shareholders		(5,730)	—
Cash inflow (outflow) from financing activities		2,164	(1,005)

Change in cash and cash equivalents		(273)	(1,342)
Cash and cash equivalents at January 1		8,214	8,064
Effects of exchange rate fluctuations on cash		112	—
Cash and cash equivalents at June 30		8,053	6,722
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in € thousands, except share and per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

1.1 Reporting Entity

Spark Networks SE (“Spark Networks” or the “Company”) is domiciled in Germany. The Company’s office is located at Kohlfurter Str. 41/43, 10999 Berlin, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under HRB 232591. The Group consists of Spark Networks SE (“Spark Networks”) and its consolidated subsidiaries. The Group is a global operator of online dating websites and targets professionals and university-educated singles who are looking for a serious, long-term relationship. The Group reports two reportable segments – North America and International – and operates a portfolio of premium brands including EliteSingles, Jdate, Christian Mingle, SilverSingles, eDarling, JSwipe, and AttractiveWorld in 29 countries and 15 languages. The American Depositary Shares (“ADSs”) of Spark Networks SE, each representing one-tenth of an ordinary share, €1.00 nominal value per share, of Spark Networks SE, are publicly listed on the NYSE American exchange under the ticker symbol “LOV.”

The Group was formed in 2017 through the merger of Affinitas GmbH (“Affinitas”) and Spark Networks, Inc. (“Spark”) with Affinitas as the accounting acquirer and, therefore, the accounting predecessor of Spark Networks. As such, these unaudited condensed interim consolidated financial statements are presented using the pre-combination book values (including comparatives) from the unaudited condensed interim consolidated financial statements of Affinitas. The merger with Spark, which became effective on November 2, 2017, is accounted for as a business combination using the acquisition method.

1.2 Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”), filed with the Securities and Exchange Commission on April 25, 2018, as amended. These unaudited condensed interim consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

With the exception of the standards, interpretations, and amendments of standards and interpretations that are effective for the first time in the financial year (see Note 1.6 – New standards, interpretations and amendments to standards and interpretations) and the treatment of income tax expenses in accordance with IAS 34, the accounting policies adopted are consistent with those of the previous financial year as of and for the year ended December 31, 2017, as disclosed in the 2017 Form 20-F.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s management board on August 28, 2018.

1.3 Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in euro, which is the Group's presentation currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The financial statements of the Group's foreign subsidiaries are prepared using the local currency as the subsidiary's functional currency. The Group translates the assets and liabilities into euro using period-end rates of exchange, and revenue and expenses using average rates of exchange for the period. The resulting translations gain or loss is included in accumulated other comprehensive loss and is excluded from net loss.

1.4 Use of judgments and estimates

In preparing these unaudited condensed interim consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017, as disclosed in the 2017 Form 20-F.

1.5 Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis.

1.6 New standards, interpretations and amendments to standards and interpretations

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these unaudited condensed interim consolidated financial statements.

Standard interpretation
IFRS16	Leases
Amendments to IAS 19	Amendments to 'Plan Amendment, Curtailment or Settlement'
Amendments to IAS 28	Amendments to 'Long-term Interest in Associates and Joint Ventures' - Clarifications
Amendments to IFRS 9	Amendments to 'Prepayment Features with Negative Compensation' - Clarifications
Annual Improvements	Annual improvements to IFRS standards 2015-2017 cycle (IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, IAS 23 Borrowing Costs)
IFRIC 23	Uncertainty over Income Tax Treatments

None of these standards, amendments to standards, or new interpretations are expected to have a significant effect on the unaudited condensed interim consolidated financial statements of the Group (except those discussed below).

The following standards are effective for periods starting after July 1, 2018, which may have an effect on the unaudited condensed interim consolidated financial statements of the Group:

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.
The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

Management has assessed the impact of the guidance and expects an immaterial negative impact on its operating results and an increase in its assets and liabilities in the Consolidated Balance Sheet of approximately €1,300 thousand.

The following standards were effective for annual periods starting on January 1, 2018, and were adopted by Group for the first time in the unaudited interim consolidated financial statements:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much, and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group adopted IFRS 15 as of January 1, 2018 for the first time applying the modified retrospective approach. Under the modified retrospective approach, the Group applied the new standards to all new contracts initiated on/after the effective date, and, for contracts which have remaining obligations as of the effective date, the Group entered an adjustment, if any, to the opening balance of retained earnings account. There is no cumulative impact to the Group’s retained earnings at January 1, 2018 from the adoption of IFRS 15.

Revenue Recognition

According to IFRS 15, the Group accounts for a contract when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised services is transferred to our customers, and in an amount that reflects the consideration the Group is contractually due in exchange for those services. The Company’s revenue is primarily derived directly from users in the form of recurring subscriptions. Subscription revenue is presented net of refunds and gross of credit card chargebacks. Subscribers pay in advance, primarily by credit card or through mobile app stores, and subject to certain conditions identified in our terms and conditions. Revenue is initially deferred and is recognized using the straight-line method over the terms of the applicable subscription period, which primarily range from one to twelve months. As permitted under the practical expedient available under IFRS 15, the Company does not disclose the value of unsatisfied performance obligations for contracts with an original duration of one year or less.

The objective of determining the transaction price is to estimate the amount of consideration the Group is due in exchange for services, including amounts that are variable. The Company determines the total transaction price, including an estimate of any variable consideration, at contract inception and reassesses this estimate each reporting period. The Company excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.

For contracts that have an original duration of one year or less, the Company uses the practical expedient available under IFRS 15 applicable to such contracts and does not consider the time value of money or disclose the transaction price allocated to unfulfilled performance obligations as of the end of the reporting period.

Contract Balances

The contract liability balance consists of advance payments that are received or due in advance of the Company's performance. The Company’s liabilities are reported on a contract by contract basis at the end of each reporting period. The Company generally classifies deferred revenue as current when the term of the applicable subscription period or expected completion of our performance obligation is one year or less. At January 1, 2018, the current deferred income balance of €20,354 thousand was reclassified to the newly created financial statement caption contract liability. The non-current deferred income balance of €23 thousand was reclassified to the newly created financial statement caption non-current contract liability.

Furthermore, the Group recognized a refund liability for estimated refunds resulting from the customer’s statutory right to revoke contracts for a specified period after the contract signing date. At January 1, 2018, the Group reclassified €120 thousand from the financial statement caption other current provisions to the financial statement caption other financial liabilities.

IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets, and hedge accounting. The Group has adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018. The adoption of IFRS 9 has resulted in changes in our accounting policies for recognition, classification, and measurement of financial assets and financial liabilities and impairment of financial assets.

As permitted by the transition provisions of IFRS 9, the Group elected not to restate the comparative figures and recognize any adjustment to carrying amounts of financial assets and liabilities to the opening balance of retained earnings. Accordingly, there is no cumulative impact to the Group’s retained earnings at January 1, 2018 from the adoption of IFRS 9.

IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures. Since comparative amounts were not restated, the comparative period disclosures repeat those disclosures made in the prior year. Consequently, for notes disclosures, the consequential amendment to IFRS 7 disclosures has only been applied to the current period.

Prior to January 1, 2018, the Group applied IFRS 39 and classified its financial assets and financial liabilities in the following measurement categories:

•	Loans and Receivables (LaR)

•	Other Financial Liabilities (OFL)

•	Liabilities designated at Fair Value (LdaFV)

From January 1, 2018, the Group applied IFRS 9 and classified its financial assets and financial liabilities in the following measurement categories:

•	Fair value through profit or loss (FVPL)

•	Fair value through other comprehensive income (FVOCI); or

•	Amortized cost (AC)

Classification and subsequent measurement of financial assets depends on:

•	The Group’s business model for managing the asset; and

•	The cash flow characteristics of the asset

Based on these factors, the Group classifies its financial assets into one of the following three measurement categories:

•
Amortized costs: Assets that are held for collection of contractual cash flows where cash flows represent solely payments of principal interest (SPPI), and that are not designated at FVPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any expected credit loss allowance recognized accordingly. Interest income from these financial assets is included in “interest and similar income” using the effective interest rate method.

•
Fair value through other comprehensive income (FVOCI): Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets cash flows represent solely payments of principal and interest, and that are not designated at FVPL, are measured at fair value through other comprehensive income (FVOCI). Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instruments amortized cost which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in “Net investment income.” Interest income from these financial assets is included in “Interest Income” using the effective interest rate method.

•
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in the profit or loss and presented in the profit or loss statement within “Net trading income” in the period in which it arises, unless it arises from debt instruments that were designated at fair value or which are not held for trading.

The Group's financial liabilities satisfy the conditions for classification at amortized cost.

The following table shows the classification of financial assets and liabilities in accordance with IFRS 9:

January 1, 2018 (in € thousands)	Classification pursuant to IAS 39	Carrying amount	Classification pursuant to IFRS 9	Carrying amount
Deposits	LaR	20	AC	20
Other receivables	LaR	3	AC	3
Other non-current financial assets		23		23
Trade receivables	LaR	6,814	AC	6,814
Deposits	LaR	2,099	AC	2,099
Other receivables	LaR	1,057	AC	1,057
Other current financial assets		3,156		3,156
Cash and cash equivalents	LaR	8,214	AC	8,214
Total financial assets		18,207		18,207
Borrowings	OFL	5,850	AC	5,850
Trade payables	OFL	11,489	AC	11,489
Other liabilities	OFL	6,515	AC	6,515
Other current financial liabilities		6,515		6,515
Total financial liabilities		23,854		23,854

Credit risk

The Company is exposed to credit risk if counterparties fail to make payments as they fall due in respect of payment of trade receivables specifically relating to receivables from chargebacks
The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Macroeconomic information (such as market interest rates or growth rates) is incorporated as part of the internal rating model.

Note 2. Basis of Consolidation

2.1 Group Composition
The unaudited condensed interim consolidated financial statements comprise the following fully consolidated subsidiaries:

Entity	Equity Share as of June 30, 2017	Equity Share as of December 31, 2017 and June 30, 2018
Spark Networks Services GmbH (previously, Affinitas GmbH)	100%[1]	100%[1]
Samadhi SAS (acquired on September 30, 2016)	100%	100%
Spark Networks, Inc. (acquired on November 2, 2017)		100%
Spark Networks Limited (acquired on November 2, 2017)		100%
LOV USA, LLC (acquired on November 2, 2017)		100%
Spark Networks USA, LLC (acquired on November 2, 2017)		100%
Spark Networks (Israel) Limited (acquired on November 2, 2017)		100%
JDate Limited (acquired on November 2, 2017)		100%
HurryDate, LLC (acquired on November 2, 2017)		100%
MingleMatch, Inc. (acquired on November 2, 2017)		100%
Kizmeet, Inc. (acquired on November 2, 2017)		100%
Reseaux Spark Canada Ltd. (acquired on November 2, 2017)		100%
SocialNet, Inc. (acquired on November 2, 2017)		100%
SN Events, Inc. (acquired on November 2, 2017)		100%
SN Holdco, LLC (acquired on November 2, 2017)		100%
Smooch Labs, Inc. (acquired on November 2, 2017)		100%
1In the previous year’s unaudited condensed interim consolidated financial statements, Affinitas GmbH was the parent of the Group. As predecessor of Spark Networks SE, Affinitas’ consolidated financials are carried forward.

Note 3. Notes on the Consolidated Statements of Operations and Comprehensive Loss

3.1 Operating segments

Basis for segmentation

The management board of Spark Networks is the Group’s chief operating decision maker (“CODM”).

In line with the management approach, the operating segments were identified on the basis of the Group's internal reporting. Internal reporting is the basis for the allocation of resources and the evaluation of the performance of the operating segments by the management board. On this basis, the Group’s business activity is segmented according to the countries it operates in.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to the Group’s integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, the Group does not measure operating profit or loss by segment for internal reporting purposes. Assets are not allocated to the different business segments for internal reporting purposes.

In particular, for internal management reporting purposes, the CODM reviews cash collections from customers and the related estimates of the resulting recognized revenue before deductions for the reversal of adjustments to revenue in connection with the amortization of the fair value adjustment of contract liabilities from the Spark Merger and Samadhi Acquisition. In addition, when making operating decisions and assessing performance, the CODM only reviews direct marketing costs excluding personnel-related and certain other expenses, which are being presented as direct marketing costs in the IFRS consolidated statement of comprehensive income/loss.

Information about reportable segments

While the CODM receives separate information for each country, all countries other than the USA and Canada (together, North America) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. This means that the Group reports the two reportable segments as North America and International.

Following the Affinitas / Spark Merger, internal management reporting was adjusted to reflect the new group composition. The segment report for the comparative period was restated to reflect the current management approach.

Reconciliation of reportable segment profit or loss:

Six months ended June 30, 2018
(in € thousands)	North America	International	Total
Revenue	22,939	30,075	53,014
Direct marketing expenses	(14,585)	(18,000)	(32,585)
Contribution margin	8,354	12,075	20,429

Cost of revenue
Data center expenses			(1,545)
Credit card fees			(1,087)
Mobile application processing fees			(2,133)
Gross profit			15,664
Other income			24
Other operating expenses
Sales and marketing expenses			(2,457)
Customer service expenses			(2,348)
Technical operations and development expenses			(3,374)
General and administrative expenses			(9,332)
Operating loss			(1,823)

Interest income and similar income			214
Interest expense and similar charges			(778)
Net finance expenses			(564)

Loss before taxes			(2,387)
Income tax benefit			1,240
Net loss			(1,147)

Revenue realized over time	22,939	30,075	53,014

Six months ended June 30, 2017
(in € thousands)	North America	International	Total
Revenue	11,155	30,961	42,116
Direct marketing expenses	(9,395)	(18,095)	(27,490)
Contribution margin	1,760	12,866	14,626

Cost of revenue
Data center expenses			(154)
Credit card fees			(762)
Mobile application processing fees			(633)
Gross profit			13,077
Other income			49
Other operating expenses
Sales and marketing expenses			(2,765)
Customer service expenses			(2,195)
Technical operations and development expenses			(2,764)
General and administrative expenses			(7,376)
Operating loss			(1,974)

Interest income and similar income			73
Interest expense and similar charges			(419)
Net finance expenses			(346)

Loss before taxes			(2,320)
Income tax benefit			616
Net loss			(1,704)

Revenue realized over time	11,155	30,961	42,116

3.2 Seasonality of operations

The Group’s business underlies a certain degree of seasonality. Higher operating profits are usually expected in the second half of the year rather than in the first six months as there are usually higher marketing expenses in the first six months, while revenue is at a similar level in the first and second half of the year. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not "highly seasonal" in accordance with IAS 34.

3.3 Revenue

	Six months ended June 30,
in € thousands	2018	2017
Subscription revenue	52,537	42,116
Advertising revenue	477	—
Total Revenue	53,014	42,116

Impairment losses recognized on accounts receivable	1,646	2,931

No revenue was realized during the six months ended June 30, 2018 from performance obligations satisfied in prior periods.

3.4 Share-based payment arrangements

Share-based payment expense reflected in our unaudited condensed interim consolidated financial statements consists of expense related to equity-based compensation plans that were independently established by Affinitas in 2013 and Spark in 2007 before the Affinitas / Spark Merger, in addition to an equity compensation plan established by Spark Networks following the close of the Merger. Share-based payment expense incurred in periods prior to the close of the Affinitas / Spark Merger resulted solely from share-based compensation granted by Affinitas.

Share-based payment arrangements operated by Affinitas prior to the Affinitas / Spark Merger

As the Affinitas / Spark Merger was considered a Liquidity Event, all unvested options as of the merger date will vest in November 2018 to the extent outstanding at such time. For the period ended June 30, 2018, the total share-based payment expense recognized for the equity-settled options granted under the plans operated by Affinitas prior to the merger amounted to €250 thousand.

Share-based payment arrangements operated by Spark Networks following the Affinitas / Spark Merger

In 2017, options were granted under the Spark Networks virtual stock option plan established in November 2017 ("VSOP 2017"). In March 2018, Networks SE established a revised Virtual Stock Option Plan (“VSOP 2018”) for selected executives and employees of Spark Networks SE and its subsidiaries. The VSOP 2018 replaces the VSOP 2017. Under the VSOP 2018, the graded vesting schedule for the VSOP 2017 options decreased from nine vesting periods (tranches) to five vesting periods (tranches). The incremental fair value resulting from this modification will be recognized over the remaining modified vesting period.

The terms and conditions of the revised VSOP 2018 also apply to the 908,608 options granted under the VSOP 2017. In addition, 503,026 new virtual stock options have been granted under the VSOP 2018. For the period ended June 30, 2018, the total share-based payment expense recognized for the equity-settled options granted under the VSOP 2018 amounted to €1,469 thousand.

Share-based payment arrangements operated by Spark prior to the Affinitas / Spark Merger

As the Affinitas / Spark Merger was considered a change in control, all unvested Spark options vested by May 2018 to the extent outstanding at such time. For the period ended June 30, 2018, the total share-based compensation recognized for the equity-settled options granted under the plans operated by Spark prior to the merger amounted to €58 thousand.

3.5 Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual effective tax rate used for the six months ended June 30, 2018 is 21.2%, compared to 26.6% for the six months ended June 30, 2017. The decrease is driven by the addition of Spark, which was acquired on November 2, 2017. Spark has an estimated average annual effective tax rate of 1.2%, primarily related to tax-deductible goodwill amortization as well as state taxes and foreign withholding tax expense.

The income tax benefit of €1,240 thousand for the six months ended June 30, 2018 is affected by exceptional items that were treated separately in the calculation of income tax expenses, mainly an income tax benefit of €739 thousand related to federal Alternative Minimum Tax Credit Carryforwards in the United States that are now refundable following enactment of the Tax Cuts and Jobs Act on December 22, 2017.

3.6 Net (loss) earnings per share

The Group presents earnings per share data for its common shares. Earnings per share is calculated by dividing the net (loss) income of the period by the weighted average number of common shares outstanding during the period.

Dilutive net (loss) earnings per share includes any dilutive impact of stock options. For the six months ended June 30, 2018 and 2017, all stock options outstanding during the period were excluded from the calculation of diluted net (loss) earnings per share because they would have been anti-dilutive.

The elements used in the computation of basic and diluted net (loss) earnings per share were as follows:

	Six months ended June 30,
(in € thousands, except per share amounts)	2018	2017
Net loss	€(1,147)	€(1,704)
Weighted average shares outstanding - basic and diluted	1,294	25
Net loss per share - basic and diluted	€(0.89)	€(68.16)

Note 4. Notes on the Consolidated Balance Sheets

4.1 Intangible assets

The following table shows the reconciliation of intangible assets for the six months ended June 30, 2018:

in € thousands	Internally generated software	Licenses and domains	Brands and trademarks	Purchased software	Other intangible assets	Intangible assets under development	Goodwill	Total
Purchase costs
January 1, 2018	3,869	232	5,093	—	5,458	1,090	23,184	38,926
Additions	70	12	—	—	136	1,214	—	1,432
Reclassification	—	14	—	—	—	(14)	—	—
Currency translation	50	—	71	—	31	1	572	725
June 30, 2018	3,989	258	5,164	—	5,625	2,291	23,756	41,083
Accumulated amortization and impairment
January 1, 2018	366	104	176	—	3,144	—	—	3,790
Additions	540	16	70	—	895	—	—	1,521
June 30, 2018	906	120	246	—	4,039	—	—	5,311
Remaining carrying amount
January 1, 2018	3,503	128	4,917	—	2,314	1,090	23,184	35,136
June 30, 2018	3,083	138	4,918	—	1,586	2,291	23,756	35,772

During the six months ended June 30, 2018, intangible assets under development increased from €1,090 thousand to €2,291 thousand. This increase results from capitalization of personnel-related development costs for a unified technology platform and the development of new software to allow dynamic psychology tests of potential subscribers before they log on to the platform.

4.2 Property, plant, and equipment

The following table shows the reconciliation of property, plant, and equipment for the six months ended June 30, 2018:

in € thousands	Leasehold improvement	Other and office equipment	Property, plant and equipment under construction	Total
Purchase costs
January 1, 2018	304	1,018	1,523	2,845
Additions	—	58	168	226
Disposals	—	(2)	—	(2)
Currency translation	—	2	—	2
June 30, 2018	304	1,076	1,691	3,071
Accumulated depreciation and impairment
January 1, 2018	118	645	—	763
Additions	29	86	—	115
Disposals	—	(1)	—	(1)
June 30, 2018	147	730	—	877
Remaining carrying amount
January 1, 2018	186	373	1,523	2,082
June 30, 2018	157	346	1,691	2,194
`

During the six months ended June 30, 2018, Spark Networks procured hardware and software to facilitate an upgrade of the Group's technological infrastructure. The addition of €168 thousand mainly related to the acquisition of IT hardware, the capitalization of third-party expenses and personnel costs. Completion of this project is expected in August 2018.

4.3 Shareholder’s Equity

Movements in equity components are presented in the consolidated statement of shareholders' equity.

Subscribed capital and capital reserve

There were no changes to subscribed capital, which was €1,317 thousand as of June 30, 2018. Capital reserves increased from €48,901 thousand as of January 1, 2018 to €49,041 thousand as of June 30, 2018 due to the exercise of stock options.

As of June 30, 2018, the Company had 1,295 thousand common shares outstanding, which are presented within equity.

Treasury shares

As of June 30, 2018, the Company held 22,030 (December 31, 2017: 23,667) ordinary shares as treasury shares, in accordance with local law. The treasury shares were exchanged without any consideration in the course of establishing the Chardonnay Trust in connection with the Affinitas / Spark Merger. The treasury shares are recognized at par value and deducted from the ordinary shares of subscribed capital outstanding at June 30, 2018.

4.4 Provisions

in € thousands	Provisions for refunds	Restructuring provisions	Other provisions	Total
January 1, 2018	120	30	1,026	1,176
- thereof non-current	—	—	17	17
- thereof current	120	30	1,009	1,159
Utilization	—	(30)	(28)	(58)
Addition	—	—	117	117
Reclassifications	(120)	—	—	(120)
Currency translation	—	—	28	28
June 30, 2018	—	—	1,143	1,143
- thereof non-current	—	—	17	17
- thereof current	—	—	1,126	1,126

On January 1, 2018, the provision for refunds within the financial statement caption Other current provisions of €120 thousand was reclassified to refund liability within the financial statement caption Other financial current liabilities.

4.5 Contract liability

The contract liability balance relates to the Group’s receipt of advance consideration from customers for subscription services, in which revenue is recognized over the subscription period. The contract liability balance increased by €937 thousand, because subscription sales were higher than subscription revenue recognized in the period due to the multi-month nature of our subscription offerings.

During the six months ended June 30, 2018, revenue of €17,726 thousand was realized, that was included in the beginning contract liability balance at January 1, 2018.

4.6 Long-term debt

On March 15, 2018, Spark Networks Services GmbH (f/k/a Affinitas GmbH), a limited liability company incorporated under the laws of Germany (“Affinitas”), and wholly-owned subsidiary of Spark Networks SE, entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement dated as of September 2016 (the “Loan Agreement”), by and among Affinitas and certain persons and entities, including certain of its stockholders and officers, named as lenders thereunder (the “Lenders”), pursuant to which the Lenders had granted Affinitas certain loans with an interest rate of 8% per annum maturing on June 30, 2018 (the “Type A Loans”) and certain loans with an interest rate of 9% per annum maturing on March 31, 2019 (the “Type B Loans”) in an aggregate principal amount of €5,850 thousand (€1,850 thousand of which is under the Type A Loans and €4,000 thousand of which is under the Type B Loans). Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5,850 thousand, the parties agreed to an early termination fee of €307 thousand, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40 thousand under the Loan Agreement was paid in full for the month of March 2018. All payments under the Termination Agreement were made on or before March 31, 2018.

On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25,000 thousand Senior Facilities Agreement. The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15,000 thousand (the “Term Loan Facility”) and a multicurrency revolving credit facility in an aggregate amount equal to €10,000 thousand (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). In addition, subject to the terms and conditions of the Senior Facilities Agreement, including compliance with certain financial covenants, Spark Networks may incur additional incremental facilities in an aggregate amount of up to €35,000 thousand.

Borrowings under the Facilities bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.5% to 3.0% to be determined based on the net leverage ratio (as defined in the Facilities) for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin and interest rate in effect for borrowings under the Term Loan Facility as of June 30, 2018 is 2.5%.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.60% per annum, and the Revolving Credit Facility currently has €10,000 thousand of undrawn availability.

Upon closing, a one-time facility fee of €150 thousand was payable, of which €90 thousand was allocated to the Term Loan Facility and €60 thousand was allocated to the Revolving Credit Facility. The facility fee on the Term Loan Facility is reflected as a debt discount and is deducted from the carrying value of the borrowings and amortized using the effective interest method. The facility fee on the Revolving Credit Facility is capitalized as a prepayment and amortized through the maturity of the Facilities on March 31, 2022. The facility fee is amortized to Interest expense and similar charges in the Consolidated Statements of Operations and Comprehensive Loss.

The Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's ability and the ability of its subsidiaries to: incur additional indebtedness, create liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions and make share repurchases, make certain acquisitions, engage in certain transactions with affiliates, and change lines of business.

In addition, the Facilities require the following financial covenants to be maintained: (i) a fixed charge coverage ratio (as defined in the Facilities) of no less than 1:25 to 1:00 (other than for the first quarter of 2019 when it shall be no less than 1.10 to 1.00), (ii) a net leverage ratio of no greater than 2.50 to 1.00 (declining to 2.25 to 1.00 for 12-month periods ending June 30, 2019, September 30, 2019, December 31, 2019, and March 31, 2020, and declining further to 2.00 to 1.00 for 12-month periods ending June 30, 2020 and thereafter), and (iii) a minimum liquidity threshold of €5,000 thousand until March 31, 2019, consisting of available cash funds and availability under the Revolving Credit Facility. The Facilities also contain certain customary affirmative covenants and events of default, including a change of control. Spark Networks is in compliance with all of its debt covenants as of June 30, 2018.

The Term Loan Facility amortizes in equal quarterly installments of €938 thousand commencing on June 29, 2018, while principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity. As of June 30, 2018, the outstanding principal balance of the Term Loan Facility is €13,973 thousand, and there were no outstanding borrowings under the Revolving Credit Facility.

Note 5. Notes on the Consolidated Statements of Cash Flow

The unaudited condensed interim consolidated statement of cash flows was prepared in accordance with IAS 7 and shows the inflow and outflow of cash flows during the reporting period. Cash flows are broken down into cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. The cash flows arising from operating activities are determined by using the indirect method according to IAS 7.18 (b).

Note 6. Financial Instruments and Risk Management

6.1 Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities and classifies these into measurement categories pursuant to IFRS 9.

		Measured at amortized cost		Measured at fair value
June 30, 2018 in € thousands	Classification pursuant to IFRS 9	Carrying amount	Fair value	Level 3	Total
Deposits	AC	21	21	—	21
Loan receivables	FVPL	—	—	70	70
Other receivables	AC	3	3	—	3
Other non-current financial assets		24	24	70	94
Trade receivables	AC	6,589	6,589	—	6,589
Deposits	AC	2,026	2,026	—	2,026
Other receivables	AC	699	699	—	699
Other current financial assets		2,725	2,725	—	2,725
Cash and cash equivalents	AC	8,053	8,053	—	8,053
Total financial assets		17,391	17,391	70	17,461
Borrowings	AC	14,002	14,162	—	14,002
Other non-current financial liabilities	AC	25	25	—	25
Trade payables	AC	10,177	10,177	—	10,177
Refund liabilities	AC	129	129	—	129
Other liabilities	AC	313	313	—	313
Other current financial liabilities		442	442	—	442
Total financial liabilities		24,646	24,806	—	24,646

The following table shows the carrying amounts and fair values of financial assets and financial liabilities and classifies these into measurement categories pursuant to IAS 39.

		Measured at amortized cost		Measured at fair value
December 31, 2017 in € thousands	Classification pursuant to IAS 39	Carrying amount	Fair value		Total
Deposits	LaR	20	20	—	20
Other receivables	LaR	3	3	—	3
Other non-current financial assets		23	23	—	23
Trade receivables	LaR	6,814	6,814	—	6,814
Deposits	LaR	2,099	2,099	—	2,099
Other receivables	LaR	1,057	1,057	—	1,057
Other current financial assets		3,156	3,156	—	3,156
Cash and cash equivalents	LaR	8,214	8,214	—	8,214
Total financial assets		18,207	18,207	—	18,207
Borrowings	OFL	5,850	6,284	—	5,850
Trade payables	OFL	11,489	11,489	—	11,489
Other liabilities	OFL	6,515	6,515	—	6,515
Other current financial liabilities		6,515	6,515	—	6,515
Total financial liabilities		23,854	24,288	—	23,854

Measurement of fair values

The Company’s majority of financial instruments, including cash and cash equivalents, restricted cash, deposits, trade receivable, other receivables, trade payable, and other payables are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

The eH Shareholder Loan (as defined in Note 7.1) has been measured at fair value through profit or loss as it matures and becomes payable on a date that is contingent upon the occurrence of an event which may or may not occur. The fair value was determined on a recurring basis using significant unobservable inputs (Level 3). The following table presents the fair value of this asset as of the measurement date, valuation techniques, and related unobservable inputs of those assets.

Type	Fair value	Valuation technique	Significant unobservable inputs	Range Median or Average	Inter-relationship between significant unobservable inputs and fair value measurement
Loan receivable	€70
Income approach: the valuation model considers the present value of expected future repayments, discounted using a risk-adjusted market interest rate and a discount factor to reflect the contingent conditions that affect the loan’s repayment.
			- Expected future repayment - Risk-adjusted market interest rate - Discount for repayment contingencies	€220 - €225 20% (15%)
The estimated fair value would increase (decrease) if:
 - the expected future repayments were higher (lower)
 - the risk-adjusted market interest rate was lower (higher)
 - the discount for repayment contingencies was smaller (larger)

The following table presents the total gains recognized for the six months ended June 30, 2018 recognized in profit or loss:

June 30, 2018 in € thousands	Fair Value	Total Gains
Loan receivable	€70	€70
Total	€70	€70

Financial instruments not measured at fair value
Borrowings

The fair value of borrowings has been measured using discounted cash flows, i.e. the present value of expected payments, discounted using a risk-adjusted discount rate. For this, the current risk-adjusted market rate has been used.

Note 7. Other Information
7.1 Balances and transactions with related parties
Parent and ultimate controlling party
The ultimate controlling party of the group is Spark Networks SE. The shares in the Group are publicly traded on the New York Stock Exchange. Rocket Internet SE holds more than 25% of Spark Networks' shares outstanding, and was represented on the Affinitas Board in 2015, 2016, and the pre-Merger period of 2017.
Transactions with shareholders
Consultation services
In 2008 and 2009, Affinitas and Rocket Internet SE (“Rocket”) entered into two agreements. Under these agreements, Rocket is obliged to render consulting services to Affinitas in business, professional and/or technical areas and programming services. Affinitas is obliged to pay Rocket fees for the services rendered under the agreements, which are calculated on the basis of the incurred costs of Rocket plus expenses. For the six months ended June 30, 2018 and 2017, Spark Networks recorded costs of €12 thousand and €10 thousand, respectively. There were no amounts due to Rocket as of June 30, 2018 and December 31, 2017.
Shareholder loans
During the year ended December 31, 2016, the Company entered into loans with some of its shareholders and managing directors. The total amount outstanding as of June 30, 2018 and December 31, 2017 was €0 thousand and €5,850 thousand respectively, and the amount of interest incurred during the six months ended June 30, 2018 and 2017 was €127 thousand and €254 thousand, respectively. The loan was fully repaid in March 2018. Refer to Note 4.6.
Shareholder payments
Per the terms of the Affinitas / Spark Merger, Affinitas’ shareholders received a cash payout of €5,730 thousand. This payout included payments to Rocket and David Khalil of €1,377 thousand and €25 thousand, respectively.
Affinitas Phantom Share GmbH
On April 20, 2012, eHarmony, Inc. (“eH”) in its capacity as a shareholder of Affinitas GmbH, granted a shareholder loan to Affinitas Phantom Share GmbH (“APS”) in the amount of €213 thousand (the “eH Shareholder Loan”) for the purpose of financing certain payments made by APS in connection with the formation of APS. On March 3, 2013, eH assigned the eH Shareholder Loan to Affinitas GmbH. As of June 30, 2018, APS beneficially owned approximately 13% of the ordinary shares of the Company and was jointly controlled by David Khalil and Lukas Brosseder. The eH Shareholder Loan bears interest at the rate of 0.5% per year and matures on a date that is contingent upon the occurrence of the sale of certain ordinary shares of the Company held by APS, which may or may not occur. As of June 30, 2018, the eH Shareholder Loan had a carrying amount of €70 thousand, equaling its fair value based on the contingent conditions that affect its repayment. The eH Shareholder Loan and all interest was fully repaid by APS on August 23, 2018.
MLLNNL, LLC
The acquired subsidiary Spark had multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs. Expenses related to Mllnnl appear in the consolidated results following the Affinitas / Spark Merger in November 2017. For the six months ended June 30, 2018, the Group has expensed €155 thousand for services performed by Mllnnl.
Management Services Agreement with PEAK6
In August 2016, Spark entered into a purchase agreement with PEAK6 pursuant to which Spark issued and sold to PEAK6 an aggregate of 5,000,000 shares of common stock of Spark at a purchase price of $1.55 per share. Spark also issued the Spark Warrant to PEAK6 to purchase up to 7,500,000 shares of common stock of Spark at an exercise price of $1.74 per share pursuant to the terms of a warrant agreement. Upon consummation of the merger between Affinitas and Spark, all of the shares subject to the Spark Warrant vested immediately prior to the closing of the merger, and the Spark Warrant expired upon the closing of the merger.

In connection with the execution of the PEAK6 purchase agreement, Spark entered into a management services agreement dated as of August 9, 2016 with PEAK6 (the “Management Services Agreement”), pursuant to which PEAK6 provides certain marketing, technology, strategy, development and other services to Spark over a five-year term, for a cash fee of $1.5 million per year (the “Management Fee”), which was paid on a quarterly basis in an amount of $375,000 per quarter. On November 2, 2017, in connection with the consummation of the merger between Affinitas and Spark, Spark and PEAK6 mutually agreed to terminate the Management Services Agreement effective December 31, 2017. As consideration for the termination, Spark paid PEAK6 an amount equal to $2.4 million (€2.0 million) in January 2018 in full satisfaction of any obligation or liability of Spark to PEAK6 for payments due to PEAK6 under the termination agreement.
Consulting Agreement with PEAK6
In March 2018, Spark Networks entered into a consulting agreement dated as of March 9, 2018 with PEAK6 (the “Consulting Agreement”), pursuant to which PEAK6 provides certain technology and infrastructure advice and information gathering services and other services to Spark Networks. The Consulting Agreement can be terminated by either party upon 30 days’ notice. Under the Consulting Agreement, PEAK6 is not entitled to any fees or other amounts.
7.2 Contingent Liabilities
Virtual employee share option plan
For the description of the virtual employee share option plan refer to Note 3.4.
Pending legal proceedings
Stephanie J. Benabu vs. Videotron Ltee and Affinitas GmbH, et al.
On August 1, 2016, Affinitas was served with a copy of an application to bring a class action lawsuit and to appoint the status of representative plaintiff filed with the Superior Court of the District of Montreal. The potential suit relates to the practice of automatically renewing the services provided to Canadian users of Affinitas’ products at standard pricing after a discounted trial period without active consent by the consumer. Affinitas ceased engaging in these practices and entered into a settlement agreement with the plaintiffs. The settlement agreement was ratified by the Superior Court of the District of Montreal on May 8, 2018. The agreement has no material adverse effect on the business, results of operations or financial condition of Affinitas.
City of Santa Monica, California – City Attorney General Investigation
On May 16, 2016, representatives from Spark met with representatives from a cross-jurisdictional working group consisting of consumer fraud attorneys from the City of Santa Monica and offices of the District Attorney from the counties of Los Angeles, Santa Cruz, Santa Clara and San Diego (“Cross Jurisdictional Group”). This meeting was held at the request of the Cross Jurisdictional Group, as a “pre-filing” meeting to explain and potentially resolve issues over auto-renewal disclosures by the Spark websites. The Cross Jurisdictional Group alleges that the Spark websites violate California law on disclosure of auto-renewal terms and ability to cancel auto-renewal. They also claim that the Spark websites violate California dating contract statues, which (where applicable) require a three day right to cancel. The Cross Jurisdictional Group sent a voluntary document request to the company on June 2, 2016. The company cooperated with the Cross Jurisdictional Group and provided information in response to the voluntary request. The Cross Jurisdictional Group has indicated that it would like the company to change its disclosures in certain respects, and that it intends to seek the payment of a penalty in an unspecified amount. In response to these disclosure requests, the company has made changes. On December 1, 2017, the company received a settlement communication from the City of Santa Monica and offices of the District Attorney, proposing settlement terms including payment of civil penalties, restitution to consumers, investigative costs and legal fees in a maximum amount of $1.6 million (€1.3 million). The proposal has been accepted by Spark. The Group maintains a provision of $1.1 million (€0.9 million) at June 30, 2018 to provide for the settlement values for penalties, costs, legal fees and estimated restitution. Management expects to fully conclude this matter in 2018.
Upmarket vs. Spark Networks (Israel) Ltd.
On August 6, 2017, UpMarket Projects Ltd ("UpMarket") filed a civil action ("Complaint") for breach of contract and unjust enrichment against Spark Networks USA, LLC ("Spark USA") and against Spark Networks (Israel) LTD. ("Spark Israel") in Tel-Aviv District court. In the statement of claim, UpMarket alleges that Spark USA materially breached a commercial contract between the parties by terminating such contract in contravention to its terms. The parties executed a settlement agreement in January 2018, whereby Spark made settlement payments amounting to NIS 1.1 million (€0.3 million).

Trademarks
Trademarks are an important element in running online dating websites. Given the large number of markets and brands, Spark Networks is dealing with oppositions to its trademark from time to time. As of June 30, 2018, there are two relevant procedures, which affect trademarks in France and Benelux. The procedures are expected to continue for more than 12 months. Outcome is unforeseeable as of the reporting date.
We have additional existing legal claims and may encounter future legal claims in the normal course of business. In our opinion, the resolutions of the existing legal claims are not expected to have a material impact on our financial position or results of operations.
We intend to defend vigorously against each of the ongoing lawsuits above. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Group’s results of operations or financial condition and believes the recorded legal provisions as of June 30, 2018 are adequate in light of the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.
7.3 Events after the reporting date
On August 23, 2018, €220 thousand of principal and interest on the eH Shareholder Loan was fully repaid by APS (refer to Note 7.1).